SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 11 April 2008

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

                                                                                      EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Filing of Form 20-F dated 28 March 2008
99.2	Total Voting Rights dated 31 March 2008
99.3	Transaction in Own Shares dated 31 March 2008
99.4	Director/PDMR Shareholding dated 02 April 2008
99.5	Holding(s) in Company dated 02 April 2008
99.6	Shares Repurchase Programme dated 04 April 2008
99.7	Holding(s) in Company dated 10 April 2008
99.8	Holding(s) in Company dated 10 April 2008

99.1

InterContinental Hotels Group PLC

2006 Annual Report on Form 20-F

InterContinental Hotels Group PLC filed its annual report on Form 20-F for the year ended December 31, 2007 with the SEC on March 28, 2008. The Form 20-F including complete audited financial statements may be found on the company’s website www.ihg.com/investors.

Shareholders may request a hard copy free of charge from the address below:

Company Secretariat

InterContinental Hotels Group PLC

67 Alma Road

Windsor

Berkshire SL4 3HD

United Kingdom

99.2

InterContinental Hotels Group PLC

Transparency Directive Announcement

Date of Notification

31 March 2008

InterContinental Hotels Group PLC – Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 31 March 2008, InterContinental Hotels Group PLC’s issued capital consists of 293,137,694 ordinary shares with voting rights. The Company does not hold any shares in Treasury.

The above figure, 293,137,694 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA’s Disclosure and Transparency Rules.

99.3

31 March 2008

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 100,000 of its ordinary shares at a price of 760.34051p per share.

99.4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2R);

(ii) a disclosure made in accordance with section LR 9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

A transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/ director

TOM CONOPHY – EXECUTIVE VICE PRESIDENT AND CHIEF INFORMATION OFFICER (PDMR)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSONAL INTEREST

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 13 29 /47 p

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

AS PER 3 ABOVE

8 State the nature of the transaction

(a)     RELEASE OF SHARES AWARDED IN 2006 UNDER SHORT TERM DEFERRED INCENTIVE PLAN

(b)     SALE OF SHARES BENEFICIALLY HELD

9. Number of shares, debentures or financial instruments relating to shares acquired

AS PER 8(a) 30,020

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

NEGLIGIBLE

11. Number of shares, debentures or financial instruments relating to shares disposed

AS PER 8(b) 35,112

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NEGLIGIBLE

13. Price per share or value of transaction

NOT APPLICABLE ON ACQUISITION

783.25 PENCE PER SHARE ON SALE

14. Date and place of transaction

1 APRIL 2008. UNITED KINGDOM

15. Total holding and notifiable interest following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

216,366

16. Date issuer informed of transaction

1 APRIL 2008

17. Any additional information

NOT APPLICABLE

18. Name of contact and telephone number for queries

Catherine Springett 01753 410242

Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett, Head of Secretariat

Date of notification

2 APRIL 2008

END

END

99.5

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

InterContinental Hotels Group PLC

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation:

Morgan Stanley (Institutional Securities Group and Global Wealth Management)

4. Full name of shareholder(s) (if different from 3.):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

28 March 2008

6. Date on which issuer notified:

1 April 2008

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction
	Number of shares	Number of voting Rights
ISIN: GB00B1WQCS47 Ordinary Shares of 13 [29] / 47 pence each	Below 3%	Below 3%

Resulting situation after the triggering transaction

Class/type of shares	Number of shares	Number of voting rights		% of voting rights
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ISIN: GB00B1WQCS47 Ordinary Shares of 13 [29] / 47 pence each	10,302,216	10,302,261		3.51%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Physically settled long call option	18.04.08		2,771,492	0.95%
Physically settled long call option	16.05.08		2,440,000	0.83%

Total (A+B)

Number of voting rights	% of voting rights
15,513,708	5.29%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Morgan Stanley Securities Limited	15,510,162	5.29%
Morgan Stanley & Co Incorporated	546	0.00%
Bank Morgan Stanley AG	3,000	0.00%

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 293,137,694

14. Contact name:

Catherine Springett, Deputy Company Secretary, InterContinental Hotels Group PLC

15. Contact telephone number:

01753 410242

END

99.6

04 April 2008

INTERCONTINENTAL HOTELS GROUP PLC

Share Repurchase Programme

InterContinental Hotels Group PLC (“IHG” or the “Company”) announces that the Company has entered into an irrevocable and non-discretionary arrangement with its broker, Merrill Lynch International, to repurchase on its behalf and within certain pre-set parameters, ordinary shares in the Company for cancellation during the period commencing on 7 April 2008 and ending on 6 May 2008. This arrangement is in accordance with Chapter 12 of the Listing Rules and the Company’s general authority to repurchase shares.

---------------Ends--------------

For further information, please contact:

Investor Relations (Heather Wood; Catherine Dolton):	+44 (0)1753 410 176
Media Affairs (Leslie McGibbon; Claire Williams):	+44 (0)1753 410 425

Notes to Editors:

InterContinental Hotels Group PLC (IHG) of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, over 3,900 hotels and more than 585,000 guest rooms in nearly 100 countries and territories around the world. IHG owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo®, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with over 37 million members worldwide.

The company pioneered the travel industry’s first collaborative response to environmental issues as founder of the International Hotels and Environment Initiative (IHEI). The IHEI formed the foundations of the Tourism Partnership launched by the International Business Leaders Forum in 2004, of which IHG is still a member today. The environment and local communities remain at the heart of IHG’s global corporate responsibility focus.

IHG offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from IHG, visit our online Press Office at www.ihg.com/media .

END

99.7

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

InterContinental Hotels Group PLC

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation:

Morgan Stanley (Institutional Securities Group and Global Wealth Management)

4. Full name of shareholder(s) (if different from 3.):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

3 April 2008

6. Date on which issuer notified:

8 April 2008

7. Threshold(s) that is/are crossed or reached:

to below 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction
	Number of shares	Number of voting Rights
ISIN: GB00B1WQCS47 Ordinary Shares of 13 29 / 47 pence each	10,302,216	10,302,216

Resulting situation after the triggering transaction

Class/type of shares	Number of shares	Number of voting rights		% of voting rights
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ISIN: GB00B1WQCS47 Ordinary Shares of 13 29 / 47 pence each	3,067,139	3,067,139		1.04%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Physically settled long call option	18.04.08		4,607,492	1.57%
Physically settled long call option	16.05.08		3,504,644	1.20%

Total (A+B)

Number of voting rights	% of voting rights
11,179,427	3.81%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Morgan Stanley Securities Limited	11,084,143	3.78%
Morgan Stanley & Co Incorporated	1,869	0.00%
Bank Morgan Stanley AG	93,415	0.03%

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 293,137,694

14. Contact name:

Catherine Springett, Deputy Company Secretary, InterContinental Hotels Group PLC

15. Contact telephone number:

01753 410242

END

 99.8

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

InterContinental Hotels Group PLC

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: Yes

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation:

Morgan Stanley (Institutional Securities Group and Global Wealth Management)

4. Full name of shareholder(s) (if different from 3.):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

7 April 2008

6. Date on which issuer notified:

8 April 2008

7. Threshold(s) that is/are crossed or reached:

to above 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction
	Number of shares	Number of voting Rights
ISIN: GB00B1WQCS47 Ordinary Shares of 13 29 / 47 pence each	3,067,139	3,067,139

Resulting situation after the triggering transaction

Class/type of shares	Number of shares	Number of voting rights		% of voting rights
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ISIN: GB00B1WQCS47 Ordinary Shares of 13 29 / 47 pence each	3,871,945	3,871,945		1.32%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Physically settled long call option	18.04.08		4,607,644	1.57%
Physically settled long call option	16.05.08		6,356,400	2.17%

Total (A+B)

Number of voting rights	% of voting rights
14,835,989	5.06%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Morgan Stanley Securities Limited	14,740,705	5.03%
Morgan Stanley & Co Incorporated	1,869	0.00%
Bank Morgan Stanley AG	93,415	0.03%

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 293,137,694

14. Contact name:

Catherine Springett, Deputy Company Secretary, InterContinental Hotels Group PLC

15. Contact telephone number:

01753 410242

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	11 April 2008